KERRY E. BERCHEM
+1 212.872.1095/fax: +1 212.872.1002
kberchem@akingump.com

March 6, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Rolf Sundwall / Kevin Vaughn

Re: Greenlight Capital Re, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2016 (the “Form 10-K”)
File No. 001-33493

Dear Sirs:

Set forth below is the response of Greenlight Capital Re, Ltd. (the “Company,” “our,” or “we”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 25, 2018 and the Staff’s subsequent telephonic comments of February 16, 2018, with respect to the Form 10-K referenced above.
Due to the commercially sensitive nature of certain information contained herein, this response letter includes a request for confidential treatment of the portions of this letter denoted by asterisks pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). In accordance with Rule 83, the Company requests confidential treatment of the information denoted by asterisks (the “Confidential Material”) of this response letter. The Company has delivered an unredacted version of this letter separately to the Staff, which includes the confidential information omitted from this letter. Please inform the following person of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

Laura Accurso, Esq.
General Counsel
Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207 Jasmine Court, Camana Bay
P.O. Box 31110, Grand Cayman, KY1-1205, Cayman Islands
Telephone: (345) 943-4573
Facsimile: (345) 745-4576

One Bryant Park | New York, New York 10036-6745 | 212.872.1000 | fax: 212.872.1002 | akingump.com

[Rule 83 Confidential Treatment Requested by Greenlight Capital Re, Ltd. - File No. 001-33493]

United States Securities and Exchange Commission
March 6, 2018

For your convenience, we have set forth below the Staff’s comments contained in your letter referenced above followed by the Company’s supplemental response thereto. Caption references and page numbers refer to the captions and pages contained in the Form 10-K, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K. All numbers are in thousands, except where noted otherwise.
Form 10-K for Fiscal Year Ended December 31, 2016
Notes to the Consolidated Financial Statements
7. Loss and Loss Adjustment Expense Reserves
Disclosures about Short Duration Contracts, page F-32

1.    Refer to your response to our prior comment 3. In order for us to more fully evaluate the appropriateness of your aggregation of the lines included in Appendix A into the frequency, severity and health categories, please tell us which of the lines or parts thereof are included in each category. Further, provide us an analysis, for each category, of the characteristics of the lines and parts thereof demonstrating that they do not have significantly different characteristics. Refer to ASC 944-40-50-4H.
Please find below our supplemental response of the information relating to aggregation of the lines previously included in Appendix A with a breakdown of the lines of business that are included in each of the frequency, severity and health tables in the Form 10-K for the year ended December 31, 2016. Please note that since we designate all our contracts as either frequency or severity, the health contracts to date have been designated as frequency business.
The following table reflects the net earned premium, losses incurred, claims paid and net ending reserve liabilities for the years ended December 31, 2016 and 2015 by frequency, severity and health, by sub-category:

[Rule 83 Confidential Treatment Requested by Greenlight Capital Re, Ltd. - File No. 001-33493]

United States Securities and Exchange Commission
March 6, 2018

FREQUENCY	Net Earned Premium		Losses incurred		Claims paid		Net ending reserve liabilities (1)
	2016	2015	2016	2015	2016	2015	2016	2015
	($ in thousands)		($ in thousands)		($ in thousands)		($ in thousands)
Commercial	*	*	*	*	*	*	*	*
Motor - Property	*	*	*	*	*	*	*	*
Personal	*	*	*	*	*	*	*	*
General Liability	*	*	*	*	*	*	*	*
Motor Liability	*	*	*	*	*	*	*	*
Professional	*	*	*	*	*	*	*	*
Workers' Compensation	*	*	*	*	*	*	*	*
Medical (2)	*	*	*	*	*	*	*	*
Financial	*	*	*	*	*	*	*	*
Marine	*	*	*	*	*	*	*	*
Other	*	*	*	*	*	*	*	*
	421,397	331,638	321,739	283,003	316,019	238,399	243,113	244,186
SEVERITY	Net Earned Premium		Losses incurred		Claims paid		Net ending reserve liabilities
	2016	2015	2016	2015	2016	2015	2016	2015
	($ in thousands)		($ in thousands)		($ in thousands)		($ in thousands)
Commercial	*	*	*	*	*	*	*	*
Motor - Property	*	*	*	*	*	*	*	*
Personal	*	*	*	*	*	*	*	*
General Liability	*	*	*	*	*	*	*	*
Motor Liability	*	*	*	*	*	*	*	*
Professional	*	*	*	*	*	*	*	*
Workers' Compensation	*	*	*	*	*	*	*	*
Medical	*	*	*	*	*	*	*	*
Financial	*	*	*	*	*	*	*	*
Marine	*	*	*	*	*	*	*	*
Other	*	*	*	*	*	*	*	*
	39,416	27,822	21,827	2,638	16,862	2,404	41,831	36,910
FREQUENCY - HEALTH	Net Earned Premium		Losses incurred		Claims paid		Net ending reserve liabilities
	2016	2015	2016	2015	2016	2015	2016	2015
	($ in thousands)		($ in thousands)		($ in thousands)		($ in thousands)
Accident & Health	52,305	48,927	37,249	31,456	39,789	24,060	18,993	21,533
(1) Includes unallocated claims adjustment expenses of $3.6 million and $3.5 million for year ended December 31, 2016 and 2015, respectively.
(2) Includes medical related coverage that is not considered to be Accident & Health.

[Rule 83 Confidential Treatment Requested by Greenlight Capital Re, Ltd. - File No. 001-33493]

United States Securities and Exchange Commission
March 6, 2018

If you have any questions or comments concerning the foregoing, please do not hesitate to contact Kerry E. Berchem at (212) 872-1095 or Tim Courtis at (345) 749-0205.

Sincerely,
/s/ Kerry E. Berchem
Kerry E. Berchem

cc:	Tim Courtis, Greenlight Capital Re, Ltd.
Laura Accurso, Greenlight Capital Re, Ltd.

[Rule 83 Confidential Treatment Requested by Greenlight Capital Re, Ltd. - File No. 001-33493]